UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 2, 2015
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NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Trading in Novo Nordisk shares by board members, executives and associated persons on 30 January 2015

Bagsværd, Denmark, 2 February 2015 - In accordance with Section 28a of the Danish Securities Trading Act, the company’s board members and executives have given Novo Nordisk power of attorney on their behalf to publish trading in Novo Nordisk shares by the company’s board members, executives and their associated persons as reported by those persons to Novo Nordisk.

As from 2004, members of Novo Nordisk's Executive Management and other members  of the Senior Management Board have participated in a long-term share-based incentive programme where a proportion of the calculated shareholder value creation has been allocated to a joint pool for the participants. For 2011, 448,560 shares were allocated to the joint pool and the market value of the scheme was expensed in the accounts for 2011. In accordance with the principles of the programme, the Board of Directors of Novo Nordisk A/S on 29 January 2015 evaluated that the conditions for release of the joint pool of shares have been fulfilled.

Accordingly, the shares in the joint pool were transferred to 31 current and former members of senior management on 30 January 2015.

As of 2007, a number of key employees below senior management also participate in a share-based programme with similar performance criteria as the programme for senior management. A programme was established for 2011, and in line with the programme for senior management, the Board of Directors of Novo Nordisk A/S on 29 January 2015 evaluated that the conditions for release of the shares have been fulfilled and the shares were transferred to the participants on 30 January 2015 accordingly. An employee- elected member of the Board of Directors has participated in this programme and the reporting below reflects this participation.

Name	Liselotte Hyveled
Reason for reporting	Member of the Board of Directors (employee representative)
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
Date of transaction	30 January 2015
Place of transaction	Nasdaq Copenhagen
Volume of transaction	2,030 shares
Total value of transaction	0 (transferred in accordance with the long-term incentive programme for 2011)

Name	Liselotte Hyveled
Reason for reporting	Member of the Board of Directors (employee representative)
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Sale of shares
Date of transaction	30 January 2015
Place of transaction	Nasdaq Copenhagen
Volume of transaction	677 shares
Total value of transaction	DKK 200,054

Name	Lars Rebien Sørensen
Reason for reporting	Chief Executive Officer
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
Date of transaction	30 January 2015
Place of transaction	Nasdaq Copenhagen
Volume of transaction	37,515 shares
Total value of transaction	0 (transferred in accordance with the long-term incentive programme for 2011)

Name	Kåre Schultz
Reason for reporting	President and Chief Operating Officer
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
Date of transaction	30 January 2015
Place of transaction	Nasdaq Copenhagen
Volume of transaction	25,010 shares
Total value of transaction	0 (transferred in accordance with the long-term incentive programme for 2011)

Name	Kåre Schultz
Reason for reporting	President and Chief Operating Officer
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Sale of shares
Date of transaction	30 January 2015
Place of transaction	Nasdaq Copenhagen
Volume of transaction	10,010 shares
Total value of transaction	DKK 2,990,668

Name	Jesper Brandgaard
Reason for reporting	Chief Financial Officer
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
Date of transaction	30 January 2015
Place of transaction	Nasdaq Copenhagen
Volume of transaction	25,010 shares
Total value of transaction	0 (transferred in accordance with the long-term incentive programme for 2011)

Name	Jesper Brandgaard
Reason for reporting	Chief Financial Officer
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Sale of shares
Date of transaction	30 January 2015
Place of transaction	Nasdaq Copenhagen
Volume of transaction	25,010 shares
Total value of transaction	DKK 7,474,239

Name	Lars Fruergaard Jørgensen
Reason for reporting	Chief of Staff
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
Date of transaction	30 January 2015
Place of transaction	Nasdaq Copenhagen
Volume of transaction	12,505 shares
Total value of transaction	0 (transferred in accordance with the long-term incentive programme for 2011)

Name	Lars Fruergaard Jørgensen
Reason for reporting	Chief of Staff
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Sale of shares
Date of transaction	30 January 2015
Place of transaction	Nasdaq Copenhagen
Volume of transaction	7,000 shares
Total value of transaction	DKK 2,091,950

Name	Jakob Riis
Reason for reporting	Executive Vice President
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
Date of transaction	30 January 2015
Place of transaction	Nasdaq Copenhagen
Volume of transaction	12,505 shares
Total value of transaction	0 (transferred in accordance with the long-term incentive programme for 2011)

Name	Mads Krogsgaard Thomsen
Reason for reporting	Chief Science Officer
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
Date of transaction	30 January 2015
Place of transaction	Nasdaq Copenhagen
Volume of transaction	25,010 shares
Total value of transaction	0 (transferred in accordance with the long-term incentive programme for 2011)

Name	Mads Krogsgaard Thomsen
Reason for reporting	Chief Science Officer
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Sale of shares
Date of transaction	30 January 2015
Place of transaction	Nasdaq Copenhagen
Volume of transaction	23,190 shares
Total value of transaction	DKK 6,930,332

Name	Mads Krogsgaard Thomsen
Reason for reporting	Chief Science Officer
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Transfer of shares to pension account
Date of transaction	30 January 2015
Place of transaction	Nasdaq Copenhagen
Volume of transaction	1,820 shares
Total value of transaction	DKK 543,907

Below please find other trading in shares issued by Novo Nordisk.

Name	Mads Krogsgaard Thomsen
Reason for reporting	Chief Science Officer
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Donation of shares (gift)
Date of transaction	30 January 2015
Place of transaction	Nasdaq Copenhagen
Volume of transaction	600 shares
Total value of transaction	DKK 180,870

Name	Sebastian Krogsgaard Gudnason
Reason for reporting	Associated to a member of Executive Management, Mads Krogsgaard Thomsen
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Receipt of shares (gift)
Date of transaction	30 January 2015
Place of transaction	Nasdaq Copenhagen
Volume of transaction	200 shares
Total value of transaction	DKK 60,290

Name	Signe Krogsgaard Gudnason
Reason for reporting	Associated to a member of Executive Management, Mads Krogsgaard Thomsen
Financial instrument and ID code	Novo Nordisk B DK0060534915
Type of transaction	Receipt of shares (gift)
Date of transaction	30 January 2015
Place of transaction	Nasdaq Copenhagen
Volume of transaction	200 shares
Total value of transaction	DKK 60,290

Definitions and background information:

Publication

Publication shall take place no later than two working days after the trading by board members or executives or notification of trading by associated persons. Publication is only required when the total amount of transactions of a specific board member/executive and his/her associated persons in any one calendar year has reached 5,000 euros.

Who are board members, executives and associated persons?

Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) relatives defined as brothers, sisters, parents, grandparents etc, children, grandchildren etc who have shared the same household with a board member/executive for at least one year, and 4) any legal person, including a company, a foundation or a partnership, which is controlled directly or indirectly by a board member/executive and/or a person mentioned in 1)–3), or to which a board member/executive and/or a person mentioned in 1)–3) has managerial responsibilities or economic interests substantially equivalent to the legal person.

What is trading/transaction?

Trading is any kind of transaction, including shares purchased or otherwise acquired, shares sold or otherwise disposed, gifts, mortgages and grants and exercise of options, but not heritage.

What is financial instrument and ID code?

Financial instrument includes shares listed on Nasdaq Copenhagen and ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees. The ID code is the code (ISIN DK0060534915) of the Novo Nordisk share on Nasdaq Copenhagen or the code (NVO) on New York Stock Exchange.

What is date and place of transaction?

Date of transaction is the actual transaction date. The place of transaction is the actual place of transaction, ie Nasdaq Copenhagen or New York Stock Exchange.

What is volume and value of transaction?

The volume of transaction is the number of shares (of DKK 0.20 nominal value) or other financial instruments traded. The transaction value is the number of shares traded multiplied by the transaction price. The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of ADRs listed on New York Stock Exchange.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 41,500 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information
Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com
Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Jannick Lindegaard Denholt	+45 3079 8519	jlis@novonordisk.com
Daniel Bohsen Melanie Raouzeos	+45 3079 6376 +45 3075 3479	dabo@novonordisk.com mrz@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Novo Nordisk A/S	Novo Allé	Telephone:	Internet:
Investor Relations	2880 Bagsværd Denmark	+45 4444 8888	www.novonordisk.com CVR no:
24 25 67 90
Company announcement No 8 / 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 2, 2015	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer